Exhibit 77O

THE ROYCE FUND
Trade Date	Company Name	Ticker	Broker	Members of Selling Syndicate	Price	Total Shares Purchased	Compliance with Rule 10f-3
8/12/04	Cohen & Steers, Inc.	CNS	Bear Stearns	Merrill Lynch, UBS, Wachovia Capital Markets, Deutsche Bank, A.G. Edwards, Legg Mason Wood Walker, Raymond James	$13.00	806,300	Yes
11/04/04	MarketAxess Holdings	MKTX	CS First Boston	JP Morgan, Banc of America Securities LLC, Bear Stearns & Co. Inc., UBS Investment Bank	$11.00	9,900	Yes